Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Pasithea Therapeutics Corp. on Form S-1 Amendment No.1 (Registration No. 333-255205) of our report dated April 13, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the consolidated financial statements of Pasithea Therapeutics Corp. as of December 31, 2020 and for the period from May 12, 2020 (inception) to December 31, 2020, appearing in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Marcum LLP

Marcum LLP

New Haven, Connecticut

June 4, 2021